

STRUCTURED FINANCE
INTERNATIONAL

SFI International LLC (the "Company") is a registered broker-dealer subject to Rule l7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§240.l7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17C.F.R. §240.15c3-3 (k)(2)(i).

and

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Stacey B. Wilson, III, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Stacey Wilson Digitally signed by Stacey Wilson
DN: cn=Stacey Wilson, o, ou, email=stacey.wilson@sfi-intl.com, c=US
Date: 2017.01.05 18:32:34 -05'00'

Title: Managing Member

Date: